UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                Under the Securities Exchange Act of 1934


                               FACTUAL DATA CORP.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   303094 10 6
                                 (CUSIP Number)


                                  May 13, 1998
           (Date of Event which Requires Filing of Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [  ] Rule 13d-1(b)
      [  ] Rule 13d-(c)
      [x ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .

                                  SCHEDULE 13G
   CUSIP No. 303094 10 6                            Page 8 of 8 Pages

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Jerald H. Donnan


2.    Check the appropriate box if a member of a group        (a)   X

      See item 2(a)                                           (b) ___

3.    SEC USE ONLY






4.    Citizenship or Place of Organization

       United States


                          5.   Sole Voting Power          630,000
      NUMBER OF
      SHARES BENE-        6.   Shared Voting Power              0
      FICIALLY
      OWNED BY EACH       7.   Sole Dispositive Power     630,000
      REPORTING
      PERSON              8.   Shared Dispositive Power         0
                                                        ---------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      630,000

10.   Check Box if the Aggregate Amount in Row (9) excludes certain Shares

13.   Percent of Class Represented by Amount in Row (9)

      17.7%

14.   Type of Reporting Person

      IN

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Marcia R. Donnan


2.    Check the appropriate box if a member of a group        (a)   X

      See item 2(a)                                           (b) ___

3.    SEC USE ONLY






4.    Citizenship or Place of Organization

       United States


                          5.   Sole Voting Power          630,000
      NUMBER OF
      SHARES BENE-        6.   Shared Voting Power              0
      FICIALLY
      OWNED BY EACH       7.   Sole Dispositive Power     630,000
      REPORTING
      PERSON              8.   Shared Dispositive Power         0
                                                        ---------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      630,000

10.   Check Box if the Aggregate Amount in Row (9) excludes certain Shares

13.   Percent of Class Represented by Amount in Row (9)

      17.7%

14.   Type of Reporting Person

      IN

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Russell E. Donnan


2.    Check the appropriate box if a member of a group        (a)   X

      See item 2(a)                                           (b) ___

3.    SEC USE ONLY


4.    Citizenship or Place of Organization

       United States


                          5.   Sole Voting Power          270,000
      NUMBER OF
      SHARES BENE-        6.   Shared Voting Power              0
      FICIALLY
      OWNED BY EACH       7.   Sole Dispositive Power     270,000
      REPORTING
      PERSON              8.   Shared Dispositive Power         0
                                                        ---------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      270,000

10.   Check Box if the Aggregate Amount in Row (9) excludes certain Shares

13.   Percent of Class Represented by Amount in Row (9)

      7.6%

14.   Type of Reporting Person

      IN

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      James N. Donnan


2.    Check the appropriate box if a member of a group        (a)   X

      See item 2(a)                                           (b) ___

3.    SEC USE ONLY

4.    Citizenship or Place of Organization

       United States


                          5.   Sole Voting Power          270,000
      NUMBER OF
      SHARES BENE-        6.   Shared Voting Power              0
      FICIALLY
      OWNED BY EACH       7.   Sole Dispositive Power     270,000
      REPORTING
      PERSON              8.   Shared Dispositive Power         0
                                                        ---------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      270,000

10.   Check Box if the Aggregate Amount in Row (9) excludes certain Shares

13.   Percent of Class Represented by Amount in Row (9)

      7.6%

14.   Type of Reporting Person

      IN

Item 1.

(a)   Name of Issuer:  Factual Data Corp. (the "Company")

(b) Address of Issuer's Principal Business Office: 5200 Hahns Peak Drive, Loveland, Colorado 80538.

Item 2.

(a)   Names of Persons Filing:  As a group -- Jerald H. Donnan,  Marcia
      R. Donnan, Russell E. Donnan and James N. Donnan.

(b) Address of Principal Business Office: 5200 Hahns Peak Drive, Loveland, Colorado 80538.

(c)   Citizenship:  United States.

(d)   Title of Class of Securities:  Common Stock.

(e)   CUSIP Number:  303094 10 6.

Item 3.

Not applicable

Item 4.  Ownership

(a) Amount Beneficially Owned: The ownership information disclosed on line 9 of the cover pages to this Schedule 13G is hereby incorporated by reference for each of the reporting persons listed in Item 2(a).

(b) Percent of Class: The percent of class ownership information disclosed on line 11 of the cover pages to this Schedule 13G is hereby incorporated by reference for each of the reporting persons listed in Item 2(a).

(c) Information concerning the number of shares to which each reporting person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is disclosed in lines 5 through 8 of the cover pages to this Schedule 13G which are hereby incorporated by reference for each of the reporting persons listed in Item 2(a).

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership  of More than  Five  Percent  on  Behalf of  Another
Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

Not Applicable

After reasonable inquiry and to the best of their knowledge and belief, the signatories below certify that the information set forth in this statement is true, complete and correct.



/s/ Jerald H. Donnan                      Dated: February 19, 1999
------------------------------
Jerald H. Donnan


/s/ Marcia R. Donnan                      Dated: February 19, 1999
-----------------------------
Marcia R. Donnan


/s/ Russell E. Donnan                     Dated: February 19, 1999
-----------------------------
Russell E. Donnan


/s/ James N. Donnan                       Dated: February 19, 1999
----------------------------
James N. Donnan

               AGREEMENT FOR FILING OF JOINT SCHEDULE 13D
                           AND APPOINTMENT OF ATTORNEY

      This Agreement is made this 19th day of February, 1999 among Jerald H. Donnan, Marcia R. Donnan, Russell E. Donnan and James N. Donnan (collectively the "Parties" and individually the "Party").

      Whereas, the Parties deem it advisable to file on Securities and Exchange Commission Schedule 13G a joint filing reflecting their ownership of shares of Common Stock of Factual Data Corp.; and

      Whereas, the Parties deem it advisable to appoint a power of attorney;

      Now, therefore, the Parties agree as follows:

      1. Each Party does hereby agree that the attached Schedule 13G hereto relating to his or her ownership of shares of Common Stock of Factual Data Corp. shall be filed on behalf of each Party.

      2. Each Party does hereby appoint Jerald H. Donnan his or her true and lawful attorney to act for him or her in his or her name, place and stead, with full power of substitution and with full power and authority to do and perform each and every act necessary, as fully as he or she might do if personally present, to accomplish and complete the filing of any amendments to this
Schedule 13G which may be required from time to time.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year written above.

                                          /s/ Jerald H. Donnan
                                          Jerald H. Donnan


                                          /s/ Marcia R. Donnan
                                          Marcia R. Donnan


                                          /s/ Russell D. Donnan
                                          Russell E. Donnan


                                          /s/ James N. Donnan
                                          James N. Donnan